Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) hosted an analyst and investor call, a transcript of which is included below.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

September 27, 2010

7:30 am CT

Operator: Welcome to the Southwest Airlines conference call. Today’s call is being recorded.

We have on the call today Gary Kelly, Southwest Chairman, President and Chief Executive Officer; Bob Jordan, the company’s Executive Vice President, Strategy and Planning; and Laura Wright, the company’s Senior Vice President, Finance and Chief Financial Officer.

Before we get started, please be advised that this presentation will include forward-looking statements. Because these statements are based on the company’s current intent, expectations and projections, they are not guarantees of future performance and a variety of factors could cause actual results to differ materially. Therefore, please see the Investor Relations section of our Web site at Southwest.com for further information regarding our forward-looking statements.

At this time, I’d like to turn the call over to Gary Kelly for opening remarks. Please go ahead, sir.

Gary Kelly: Thank you very much, Felicia and thanks everyone for joining us this morning and I guess I will confess that we’ve been a little busy at Southwest Airlines and obviously it’s a very, very exciting day for us.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

The acquisition of AirTran I think fits in beautifully with the strategy that we’ve laid out for what will probably be the next decade. We’ve spent a considerable amount of time this year thinking about our business and our network opportunities. We made great progress in thinking about the evolution of our fleet.

It is a - as we all know, it is a very challenging economy but like all good companies, Southwest is looking for growth opportunities and I’m happy to say that we have found a way to grow Southwest Airlines profitably and not just with the acquisition of AirTran but it sets the stage beautifully for us so that we can resume our growth again with the necessary profits in place.

With AirTran we get a lot. First of all we have a very small overlap with our route network so we will be able to add a number of new destinations for Southwest Airlines and that’s what creates new fleet and route opportunities for us in the future.

They’re a high-quality, low-cost operation. They’re a very solid low-fare brand so we are certainly akin in that way. They actually have a very compatible fleet to Southwest Airlines. It’s all Boeing and while it does bring a different fleet type with 86 Boeing 717s, we’ve looked at that carefully. Our pilot union leadership, as an example, has looked carefully at that aircraft. And it’s an airplane that we think that we can manage well. It’s very cost effective and in line with our own 737-500 aircraft so we are very comfortable that we can make that work.

Of course AirTran brings a profitable business at what we consider to be an affordable price for Southwest Airlines. Laura will cover the synergies that we see that will flow as well as the return on invested capital targets that we have set for ourselves.

But again, it fits in beautifully with where we want to go. It brings a different opportunity for us in terms of markets with a small international presence but we have the desire ourselves, of course, to prepare for international expansion one of these days. And that will be a wonderful learning experience for us.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

The other thing that they do that’s a little different from Southwest that we’ve been interested in is they serve communities that are smaller than what we have on the Southwest route map. So that will also fit in very well with our desire to continue growing our route map here domestically.

So with those very brief comments and very brief overview, what I’d like to do is let you all hear from Bob Jordan, our Executive Vice President of Strategy and Planning. And he’s going to talk about the deal. And then he’s going to turn it over to Laura Wright, our Chief Financial Officer who’s going to take us through the economics looking forward.

So Bob, take it away.

Bob Jordan: Thank you, Gary. First of all, I’d like to say a big thank you to the team at Southwest and AirTran and our advisors. They all put forth a tremendous effort to arrive at this agreement. They worked very hard to do what’s best for our employees, our shareholders and our customers. I’m very proud of them all.

I’d like to talk a little bit about the terms of the agreement. The agreement has been unanimously approved by each company’s board of directors. The transaction is structured as a combination of cash and stock to provide at least $7.25 in value and up to $7.75 in value per share of AirTran common stock. That range or collar was established as you worked through the financial terms zeroing in on $7.50 as the midpoint.

To provide a little more detail. If Southwest’s 20-day averaging closing stock price calculated three days prior to closing is between $10.80 - I’m sorry, $10.90 and $12.46, each shareholder of a share of AirTran common stock will receive $3.75 in cash and 0.321 shares of Southwest Airlines

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

common stock. If our average closing price exceeds $12.46, the number of Southwest Airlines shares issued is reduced to keep the total at $7.75. If our average closing price is less than $10.90, we can either issue more shares or additional cash such as the total value is $7.25 per share.

So if you assume a closing price between the $10.90 and the $12.46 range and that’s including AirTran convertible notes, the total shares issued are approximately 57 million and the cash consideration is approximately 670 million. The 57 million shares represents approximately 7% of total shares outstanding on a pro forma basis.

The equity value including AirTran’s convertible notes is approximately $1.4 billion. And if you include their net debt and capitalized aircraft leases, the transaction value is about $3.4 billion.

So based on Southwest and AirTran’s closing price on Friday, September 24, this represents a premium of 69%. If you look at the collar, at $7.25 the premium to Friday’s AirTran closing price would be 59% and at $7.75 the premium would be 70%.

This transaction generates significant value for us and for our shareholders due to meaningful synergies. And Laura’s going to cover those in more detail. The value created from the $400 million of expected run rate synergies offsets the premium we’re paying several-fold in terms of what we realize in our combined profitability and our enterprise value. So the deal represents a fair and very affordable price for us.

But as for where the transaction stands today and then our next steps, as of today nothing changes for either company. At this point we simply have a definitive agreement to acquire AirTran. AirTran must receive approval from their shareholders and we also need U.S. Department of Justice, you know, DOJ, and other necessary regulatory approvals.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

We expect that that process will begin shortly and could take months. We cannot close until those approvals are received but those are the only contingencies to consummating our deal. There is no labor approval required by either company and we are approaching the acquisition in compliance with our current collective bargaining agreements.

Integration of the two airlines will require fair and equitable integration of the seniority list as stated in Allegheny-Mohawk and negotiation of labor agreements applicable to the combined operation.

Until closing both companies will continue to operate as independent companies. After closing we expect it will take up to two years to fully integrate and ultimately operate under a single operating certificate.

Upon final integration we expect to operate as one airline with the Southwest name, the Southwest logos and colors, common fleet configurations, common customer service policies and the corporate headquarters will be in Dallas. We have an integration team already established that will work closely with our new family members from AirTran to ensure a seamless and successful integration.

You know, something as complicated as this we obviously have a lot of work ahead of us but we are confident that we have a great team in place to make this deal a success for our stakeholders.

Based on current operations, the combined company would have nearly 43,000 employees and serve more than 100 million customers annually from more than 100 different airports in the U.S. and near international destinations.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

In addition, the combined carriers all Boeing fleet would consist of 685 active aircraft that would include 401 Boeing 737-700s, 173 Boeing 737-300s, 25 Boeing 737-500s and 86 Boeing 717s with an average age of approximately ten years which is one of the youngest fleets in the industry.

So with that, I’m going to turn it over to Laura to walk us through some of the financial aspects.

Laura Wright: Thank you, Bob and good morning everyone. First of all, I’d like to echo Gary and Bob’s sentiments and reiterate how exciting it is to announce the transaction we expect to be great for our shareholders, our employees, our customers and the communities that we serve. Rarely do you find an opportunity that delivers so well on all these fronts.

First and foremost, this opportunity supports our return on investment requirements and we estimate that it will allow us to meet our overall return and profitability objectives sooner. The net annual synergies are expected to exceed $400 million by 2013.

Our one-time cost related to the acquisition and integration of AirTran are expected to be in the $300 million to $500 million range and will be incurred from close through 2013. The value to our shareholders created by the expected synergies fully supports the significant premium to be paid to AirTran shareholders.

Proposed transaction upon full realization of expected net synergies should exceed our 15% pretax return on invested capital target. The combination also produces a healthy return on equity of over 20% upon full realization of expected synergies.

And finally the transaction is expected to be accretive to our pro forma earnings per share in year one excluding the impact of one-time acquisition and integration costs. We expect it to be strongly accretive thereafter with full realization of expected net synergies in year three.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

The net synergies are being driven primarily from the expanded and diversified network. The combination of the two networks creates a substantially larger, low-fare airline with greatly expanded customer service offerings. Together we serve over 100 million customers and this combination will allow us to potentially offer hundreds of new itineraries to both carriers’ existing customers.

There are 37 airports that Southwest serves today that AirTran doesn’t serve and there are also 37 airports that AirTran serves that we could provide service to. We anticipate also being able to provide new low-fare service to many markets neither of us serve today.

In Atlanta alone, an independent study (Campbell Hill) estimates our expansive low-fare service could stimulate over 2 million new passengers and produce over 200 million in consumer savings annually.

The combined companies should have a much more powerful frequent flyer program which will provide significant revenue opportunity. Our new frequent flyer program scheduled to launch next year just gets stronger.

AirTran does not have a cargo product as Southwest does. And as we build one network, we can capitalize on joint marketing, our schedule optimization capabilities, revenue management improvement, our business select and early bird products. And of course our ever-popular “Bags Fly Free” campaign, all of which have allowed Southwest to increase our top line revenues by $1 billion in the first six months of 2010 over the first six months of 2007 on slightly less capacity.

On the cost side, we also have many opportunities to reduce our costs in areas such as advertising and distribution, facilities, corporate overhead, duplicative information technology, improved efficiencies, economies of scale for the larger size and financing rates.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

We expect that the cost synergy opportunities will substantially offset those cost categories which we are expecting to actually increase such as labor. With that in mind, the net synergy opportunities in this transaction are driven by the network and the improved revenue potential.

The combined revenue for the two companies for the 12 months ended June 30, 2010, was $13.7 billion. To put it into perspective, $400 million of net synergies would equate to approximately 3% of the combined companies’ 12 months ended June 30, 2010 top line revenues. So we believe these net synergy estimates are reasonable and realistic.

Transaction costs of $300 million to $500 million consist of the deal cost, facility transition cost, aircraft integration cost, labor integration including training, technology and systems integration, marketing integration and miscellaneous costs for contingencies.

Our conservative fiscal management and strong balance sheets certainly were a big factor in enabling us to even consider this opportunity. Our cash balance and profits have been growing and we have significantly reduced our capital spending commitment.

For this first six months of this year, our cash flow from operations exceeded $900 million while our capital spending was only $300 million. Our leverage is declining and with modest capital spending commitments again in 2011, we expect our cash to continue to grow and debt to continue to decline.

This put us in an excellent position to structure the transaction in a manner that preserved our strong balance sheet but which also allows an opportunity to provide superior returns on the investment to our shareholders with a significant portion of the purchase price blended with cash.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

We intend to fund the approximately $670 million cash portion of the transaction out of cash on hand. Our current unrestricted cash balance is in excess of $3.3 billion and AirTran’s June 30, 2010 cash balance was over $500 million.

In addition we also have our fully available unsecured revolving credit of $600 million and over $7 billion in unencumbered aircraft value.

And with that overview (fully showed), we are ready to take questions. Could you please instruct our guests on how to ask their questions?

Operation: Yes, thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your touch-tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again that is star 1 to pose a question.

We'll go to Helane Becker of Dahlman Rose & Company.

Helane Becker: Thank you very much operator. Thanks for taking my question Gary, Laura and team.

Is this - are there breakup fees in this transaction or could somebody come along and make a higher bid for AirTran? What are your protections?

Gary Kelly: There are breakup fees and I failed to say about Bob, you know, he has led our negotiations team and he knows this topic inside and out. So Bob if you would handle that one?

Bob Jordan: Sure, sure. There are the normal provisions for the process of a superior proposal. So if AirTran were to receive a superior proposal, they cannot solicit but if they received one, there is a process to evaluate that. Southwest Airlines has a timeframe to respond and there are breakup fees and it’s a $39 million breakup fee in that case.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Helane Becker: Okay thank you. I just have one other question with respect to labor. I think your employees, Gary, are paid more than AirTran’s, so I would assume there would be no problems from the AirTran side of things. Do you anticipate any issues there?

Gary Kelly: Well I would say that there are - there’s certainly work to be done on both companies after we close and then of course there’s work to be done to integrate AirTran into Southwest Airlines with respect to labor. That kind of integration is, as Bob mentioned, that is contemplated in our labor contracts and theirs as well.

So we have a process to work through, but you make a good point. It’s presumptuous of me, but I will just assume that employees would look forward to higher pay as opposed to the threat of going through negotiating for concessions.

But all that work has to be set forth and, you know, any - I think one of the near term issues once we close as per usual is to address any open contracts and continue those negotiations. So as you know, assuming we close and we have AirTran as a wholly-owned subsidiary, the labor contracts that they have in force at that point in time will remain in effect until we integrate into Southwest Airlines.

So you can't assume at this point exactly what their contracts would look like and especially if they are in force and in effect they would continue. And likewise the same of course would - the same would be the case for Southwest Airlines.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

The other thing that is a high priority any time you have an acquisition like this is that the labor unions negotiate with each other on the seniority integration of the list and the company plays a support role in that. So that whether it’s pilot-to-pilot or flight attendant-to-flight attendant, all of that work will have to be scheduled and all that work is ahead of us as well. But once again that process is contemplated in our labor contracts.

Helane Becker: Okay thank you very much for your help on this.

Operator: As a reminder please limit yourself to one question and one follow up.

We'll go next to Bill Greene of Morgan Stanley.

Bill Greene: Yes good morning. Gary I'm curious given Laura’s comments about the bag fee and everything I assume it’s safe to say the Southwest model and brand sort of is the final entity here. When you think about no first class and sort of a different sort of approach ((inaudible)), is that fair?

Gary Kelly: Bill I think that is a fair assumption at this point. In other words, as I think both Bob and Laura mentioned that we - to be clear for everyone we are not contemplating that we'll have two independent - or two separate I should say airline brands. We’re not contemplating that. We'll have one Southwest Airlines when we are fully integrated number 1. Then of course we'll have to affirm either the current customer policies that we had in place today for Southwest Airlines or modify them and make a change for the brand.

At this point in time we are not assuming that we will be open to assigning seats, charging for bags, having dual class services, anything along those lines. You know, we reserve the right to change our mind but I think I 'm simply restating what your assumption is and I think that’s fair.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

The only caveat I would make is that we really do want to take - to use this integration as an opportunity and do the best we can to learn from AirTran, who we’re very admiring of what they have accomplished. And I'm sure there are things that we can see that they do differently than us that may in fact work for us. So I want us to be open to that and certainly respectful of what they've accomplished.

But again we've got a strategy and we've got a brand and, you know, we’re obviously confident in what we've been doing. So that should be the assumption to begin with.

Bill Greene: But Gary, your current strategy doesn't include (Near) International but here I think you would continue to serve those? Is that fair?

Gary Kelly: And I think, you know, at the appropriate point this fall Laura and I and the rest of our officers want to update the investment community on where we stand with our strategy over the past five years as a foundation to talk about where we’re going next.

But, you know, we've made no secret of the fact that we have been contemplating International. And this - I wouldn't say that the acquisition of AirTran is making that international commitment for us, but I think it’s very safe to share with you today that we’re committed to going international. We'll have to prepare ourselves for that and again that’s really another topic perhaps for another day.

One of the (gating) factors for us of course is our reservation system technology but I would just confirm with you today as well that we've made the decision to replace our reservations technology. We've narrowed that down to two players and that will bring us the necessary capability that we'll need at least on the commercial side to offer international service.

So a way to start here obviously is to acquire AirTran, keep their international service in effect, learn from it, build the capability within Southwest over the next several years so that when we fully integrate them, the target would be for us to be ready to move that international service into Southwest Airlines several years down the road.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Operator: We'll go next to Duane Pfennigwerth of Raymond James.

Duane Pfennigwerth: Hi thanks, good morning, congratulations.

Male: Thanks.

Male: Good morning.

Duane Pfennigwerth: Just wondering, you know, we had fairly recently a Frontier deal that seemed to make a lot of sense and obviously that didn't occur. So I'm just wondering what did you learn from that approach and what are you doing differently with respect to this AirTran acquisition.

Gary Kelly: A very logical question. I think that the two are not joined. In other words we didn't look at that opportunity last year and decide that that was a mandate for us to do something else. So they are in no way related in that respect.

The other thing that I would point out is I'm not - this is 25 years for me at Southwest Airlines and in this 25 year period we've been through this bankruptcy auction process three different times with Midway in the early '90s, ATA in 2004, and then Frontier last year.

So going through a bankruptcy auction process is very messy and it offers very little control. So it’s just a completely different scenario and certainly we had another learning about trying to operate in a bankruptcy auction process.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

I think the thing that it probably did for us is it caused us to look for forcefully at the opportunity to consider another fleet type besides just adhering strictly to the 737. So I do think that - but again that wasn't a direct tie to that. It was more a follow on question of our ourselves which we went into that opportunity thinking that we would work out way out of the airbus equipment and we just challenged that this year.

So it did allow for us to work very closely with labor. I would say that we are better prepared to work together in terms of a business combination like this as before - as compared to before last year. So I feel like those are probably the headlines there. But otherwise it’s a completely different scenario. That was a bankruptcy situation that required downsizing and a very messy restructuring. This is completely different.

We have a very healthy company who was not for sale and it allows us an opportunity to not shrink but again it’s the opposite and allows us an opportunity to grow.

Duane Pfennigwerth: Thanks Gary. And with respect to growth, you know, just thinking about Atlanta and I know it’s early here but, you know, AirTran had really not been growing Atlanta as substantially as they had previously growing more to other parts of the country, Milwaukee specifically, growing down to Florida.

You know, can you give us some idea of your ability to grow Atlanta from the current footprint and your intentions or desire to do so? Thanks.

Gary Kelly: I think the story here is about Atlanta. I think it is about us bringing more competition, bringing more low fares. We see a number of city (peer) opportunities to go in, lower fares, and stimulate traffic in classic Southwest fashion.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

I think Laura mentioned the (Campbell Hill) study that we reference in our press release where independently they have the same view. Actually their numbers were a lot more ambitious than ours. But we see very healthy passenger growth and with lower fares in and out of Atlanta.

So that’s the big opportunity here. I don't think there’s any secret about that. Now there will clearly be other opportunities for us to connect our networks together and grow traffic. So it is not just about Atlanta, but Atlanta’s where the big numbers are.

So the way to think about it - again there is very little overlap between Southwest and AirTran. Interestingly enough if you racked our - ranked our competitors, they’re the smallest. We actually have the smallest overlap with Atlanta which allows for taking their network, connecting it to our network. We’re four times, five times their size so there are a lot of places that we can add non-stop flights from the Southwest system into theirs.

Now we kind of liken it to the 90s when we had big pools of growth opportunities. We had California, then this decade we had Chicago, and of course recently we’ve had Denver. And this - in terms of us filling our network gap, the major market that we don’t touch domestically that our business customers in particular want is Atlanta so this is very clearly a strategic move for us to fill that gap.

Operator: We’ll go next to Hunter Keay of Stifel Nicolaus.

Hunter Keay: Thank you, good morning, congratulations.

Male: Thank you.

Laura Wright: Thank you, Hunter.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Hunter Keay: I may have missed this, I missed some of your comments, I apologize. Did you give - did you quantify the amount of labor dissynergy that factors into that $400 million?

Laura Wright: Hunter, we did not give a number, but we - when we gave you that $400 million net number, that considers our best estimate of those labor dissynergies so it is inclusive in that net number.

Hunter Keay: And that’s predominantly I would assume Air Tran pilots is driving that number or are you baking in any other numbers from any other labor groups?

Laura Wright: You know, I think we just looked at overall what we think is going to happen overall with all of - wages to all of the employee groups.

Hunter Keay: Okay thanks. And I know you talked about the fair and equitable integration of seniority lists but - this is obviously a touchy subject, but could you envision a scenario of this merger actually closing with the Air Tran pilots stapled onto the bottom of the Southwest seniority list, or do you think that the deal would fall apart before it even came to that?

Gary Kelly: Well, you know, first of all I would say I don’t think that this is a touchy subject, I think that what makes this opportunity work for employees of both companies is the fact that we can grow. I think it’s when you shrink that the stakes of seniority integration become very, very high because somebody is going to get furloughed and that’s a problem. We actually have the reverse situation here with this opportunity. So I would make that point number 1.

Number two, you know, it wouldn’t be appropriate for me to speculate on how the seniority integration would ultimately work and it is not up to us how that works. And the phrase is fair and equitable so I guess it’s just up to the eye of the beholder here as to what matches what’s fair and equitable. But otherwise I don’t want to speculate.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

And our merger agreement contemplates nothing about seniority integration. Again, that is a labor contractual issue which is covered by our contracts as well as their contracts as well as labor law.

Operator: We’ll go next to Jamie Baker of J.P. Morgan.

Jamie Baker: Hey good morning everybody.

Male: Good morning, Jamie.

Laura Wright: Good morning, Jamie.

Jamie Baker: I’ll start out with a real simple one. Why now?

Gary Kelly: It is simple but it’s I think meaningful. I think it has been a good idea for a long time and I won’t hesitate to say I’ve been asked many times over many years about this idea. And you pick the year Jamie and I would simply say we weren’t ready and it wasn’t the right time for us.

We have made tremendous progress over the last five years not the least of which is our leadership team. Our leadership team is phenomenal and they work together famously. This is a prime example of a dramatic team effort. I’m very proud of them. And we reorganized recently to really strengthen and take advantage of a lot of the talents that we have on our team so I think that we’re ready.

We’re financially ready, we’re financially healthy, we’re at a point where we’re not growing our route system organically so we don’t have to try to manage those dual challenges. The economy of course presents a challenge for all businesses in terms of how we grow. And, you know, you can’t just be a buyer, somebody has to be willing to sell and obviously we’ve gotten it to a point here where we have reached a deal.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

But I would say that it’s happening now because we feel confident in our capabilities and in particular when Laura talks about the synergies, it’s a revenue story. The costs I think are going to be more or less a wash. We don’t know yet. We know you have some labor dissynergies but you’re also going to pick up some labor - or some cost offsets.

But it all hinges on whether or not we can make the networks work. And hopefully we’ve proven to you and certainly to ourselves that we know how to optimize networks, we know how to wring revenue out. We’re very respectful of what Air Tran has done but we see some very strong opportunities to generate very strong revenues now. I don’t know that we had those capabilities five years ago so we certainly have them today and again our results attest to that.

Jamie Baker: Got it. (Mark) and I were also wondering on the 717s, have you approached Boeing Capital for a solution there or do you intend to? Is the plan to operate those aircraft for the duration of leases or is there, you know, some sort of swap or some sort of early out that we might not be aware of?

Gary Kelly: The easier answer here, I think all of our team and the Air Tran team has been under strict non-disclosure agreements. We have had no discussions at least as of 6:00 this morning with Boeing Company. So it is a logical thing for us to do and we’ll reach out to them today if (Mike Vandeven) hasn’t done that already but we’ll be talking with Boeing to see what opportunities we might have in any form or fashion.

But we’re going into this pleased to have the 717. I think it will be an airplane that we can use in smaller markets and I think we’re anxious to have the learning. So Laura I think 80 of the 86 717s are leased. And Jamie it sounds like you know that and so I think that makes it harder to manage changes to the fleet. But we’re - if we continue on with the 717s I think we’re all happy with that.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

So the biggest issue will probably be the flight crews, where we will have to have them trained and fenced off if you will but all of that is premature as well. So but we would not want flight crews switching back and forth between the various aircraft types.

Operator: We’ll go to Glenn Engel with Banc of America.

Glenn Engel: Good morning and congratulations also.

Male: Good morning Glenn and thank you.

Glenn Engel: A couple of things. One, on the technology side, will switching to a new reservation system make it easier to integrate Air Tran or does that add another wrinkle to it?

Gary Kelly: It’s a little premature and I’ll let Bob speak to where we stand with the technology but we have several large streams of work that we are really setting up for the next several years.

Replacing our reservation system will be an ambitious project and so we’re going to have to figure out now that all of our teams know that we have this new set of projects to close on Air Tran and then begin that integration, we’re going to have to rerack our internal projects so that we know. So I don’t think we have a - I don’t think we know exactly yet when we’re going to have a new reservation system and how it might work in the integration. Bob do you want to...

Bob Jordan: Yeah, just to point out a couple of things. We already with this agreement have a piece of reservation system work to do whether we were replacing our own or not. They were on (Navitair), we were on (SASS Saber) today. So even with that our project to replace res we were going to have to integrate the res system from Air Tran to Southwest Airlines.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

That said, we’ve had a project underway for many months to evaluate replacing the res platform and this is a 15, 20 year kind of decision. It’s a big project. You make these decisions very rarely. And I would echo what Gary says, we’ve got to reconcile the project work there to the project work to integrate Southwest Airlines and Air Tran.

But we’re committed to replacing our res platform. It gives us a number of things. It gives us the ability to fully handle international travel, it gives us the capability to handle things like pay rules, a number of things that help us on the revenue management front so we’re not wavering at all on that.

We have to make the decision and we’ll make a very thoughtful decision and then we have to reconcile the two project plans. But ultimately replacing the res platform at the end of the day makes the integration of the two companies’ back office systems and res platforms easier.

Glenn Engel: Second question is on the labor end. How involved and how on board are the pilots and can you go over the labor groups and talk about where is the pay gap large and where is the pay gap relatively small?

Gary Kelly: Well similar to the question about Boeing, you know, we have been under strict non-disclosure agreements between the two companies so we have had very, very limited conversations with labor. And I think it is more along the lines of just being hypothetically prepared with our labor groups to undertake a task like this.

So, you know, I’m not for a minute saying that we don’t have work to do to work through a variety of issues on the Southwest labor contract side. The first thing will be to sit down and identify gaps between what Air Tran brings versus what’s in our contract. So as an example, we don’t have pay rates in for Boeing 717s so that has to be negotiated.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

But Southwest is famous for taking care of its people. We’re famous for working with our labor and our labor leadership and I feel very confident that we’ll be able to move through this work and they in turn will be ecstatic about the opportunities to grow and provide more jobs. So I think it’s a win-win all the way around.

Glenn Engel: And the relative labor disparities by group?

Gary Kelly: You know, I don’t know that we’re just - I don’t feel like we are prepared to share that yet because it’s so premature. We have made assumptions. As I think Helane pointed out with her question, you know, we know there are differences in the contracts so what we don’t know yet is how the seniority integration will work and clearly how that is determined will have some impact on what their employees ultimately get paid.

So I don’t think we know but it’s - we’ve contemplated that change in cost and evaluating the synergies is the important thing and the revenue synergies, you know, dwarf these cost issues.

So but, you know Glenn, I would assume at this point for your purposes that it’s up and down the line. I mean, every single work group, you know, what is a fact is that every single work group at Southwest Airlines enjoys a better pay and benefits package.

Operator: We’ll go next to Gary Chase of Barclay Capital.

Gary Chase: Good morning everybody. I wondered if, you know Gary, in the comments that you’ve made at least in the Q&A you’ve sort of mentioned commentary on growth. And I’m just curious if this changes the - your disposition towards it.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

And I guess what I’m thinking is you have stated, I think you said you’re not growing your route structure organically. Air Tran has said that they would have, you know, very modest growth and but you’ve also talked about growth potential in Atlanta.

So can you help us think through whether or not at an enterprise level this changes your thinking about what your capacity should be looking forward and what this growth opportunity that you’re referring to is?

Gary Kelly: It does change it, Gary. In other words, absent this acquisition we don’t have a plan today to add airplanes. Now that - you don’t extrapolate from that comment that we’ll never add airplanes, I don’t mean that. It’s just that as Laura Wright and I are looking out over 2010, 2011, 2012 which is about as far as we’re willing to look, we have no plans to add aircraft to the fleet.

Because we’re not exactly - we don’t provide earnings forecasts for you all, so until we get more comfortable that we’re going to hit our return on capital target we don’t want to add to the fleet. That’s a story that you know and you know well.

This absolutely changes things. This does two things. It improves our profit outlook and it improves it dramatically. Those are still future thoughts and we’ll have to execute. So we know that. So there’s still risk with that idea.

But the profit opportunity with this transaction is simply far greater than it is without, number one.

Number two is when you talk about growing and you talked about adding airplanes it’s well where you going to go?

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

And that was the point I was trying to illustrate earlier is that our expansion in the 90s in a lot of ways was California. It was Las Vegas. It was Phoenix. So you have to have a place to grow.

So what is an interesting opportunity to us is really three-fold. Atlanta, small cities and international. And clearly we have those as opportunities post AirTran as compared to without AirTran.

So we - I am contemplating that we would be growing the fleet. But we’re not making a commitment on that today. Now what AirTran does provide us is the - you know, I guess the third leg of this stool is profits, places and we got to have planes too.

So they do have 53 orders and options over the next seven years and I believe two of those are 717s. So there’s 51 737s that they have on order or option.

So, you know, I think for today that’s the way to be thinking about it over a longer period of time. But if the profits are there we have the opportunity to grow and provide more competition and serve our customers better, absolutely we’re going to do that.

We think of ourselves as a growth company. We’re just - we’re trying to make it happen.

Gary Chase: Okay and then if I could just ask two quick clean-up ones. The first is, is there anything in the agreements that prevents marketing integration in advance of operational...

Gary Kelly: No.

Gary Chase: ...integration?

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Gary Kelly: No there’s not. Now again, this is - when I answered that, that’s post close. So we won’t - we are contemplating nothing different between our two companies until we...

Gary Chase: Right.

Gary Kelly: But after we close, absolutely. I think you’ve got a good idea there. That’s exactly what we’re contemplating is a commercial conversation just as soon as we could make it. But we’re - again, I think it’s a little bit premature to tell you what our thoughts are there.

Gary Chase: Okay, so no restrictions on a co-chair while you do the operations? Also...

Gary Kelly: No. But I don’t think, Gary, we’ll do a co-chair. But no there are - there are absolutely no restrictions. But again, just to make sure that I’m clear, we’re not going to do a co-chair tomorrow. This - this - I’m answering your question after we close which, you know, is going to be months from now...

Gary Chase: Right.

Gary Kelly: ...for sure.

Gary Chase: Right that’s ((inaudible)). And then Laura is there going to be an opportunity? Given the fact that these aircraft are predominantly leased, is there an opportunity to go in and drive out some of the financing savings that I think marks, you know, yes, there’s a labor cost difference between the two companies, but there also are very significant financing cost differential?

Is there going to be an opportunity to monetize that or is that - you’re going to have to wait for this stuff to roll off over time?

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Laura Wright: Oh I think we believe there’s an opportunity but honestly it’s premature. We haven’t had discussions as Gary said with any of the lessors.

Certainly Southwest Airlines balance sheet provides a lot of power in looking at some of the cost synergies there. And we fully anticipate that we’ll have some vigorous discussions and try to achieve those.

Operator: We’ll go next to Dan McKenzie of Hudson Securities.

Dan McKenzie: Congratulations to you all and to the AirTran management team.

Male: Thanks Dan.

Laura Wright: Thanks Dan.

Dan McKenzie: Yes, I don’t think there’s any question that merger’s ultimately a good one for, you know both airlines.

But if I could play devil’s advocate for just a moment here, you know, Southwest, you know, has historically side-stepped, you know, Delta.

And maybe that’s not the right word. You know, maybe deferred, you know, with a 4% market share, Detroit going back to early 90s. And today Southwest has retrenched somewhat, Salt Lake City versus two years ago.

So when identifying the merger synergies, what kind of competitive headwind did you factor in from Delta?

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Gary Kelly: Well Dan I’m going to have to - I’m going - I’ll answer and I’m sure it won’t be on point so you’ll have to direct me a little bit.

But it’s, you know, we don’t think of ourselves as competing against any one airline. We compete against all of them. And we are - we’re - our roots are - we are looking for opportunities to lower fares and add flights. So we look for markets that are overpriced and underserved.

And it’s never directed at any one airline, nor is it directed away from any one airline. All right, we just don’t - we don’t think that way.

So we’re looking more mechanically at pure opportunities that are overpriced. And the icing on the cake is when they’re also underserved.

The other thing that I would just remind you of is that we’ve laid out a strategy to enhance our customer experience to make ourselves more appealing to business customers.

We carry a whole bunch of business customers. But we think that the opportunity to grow our market segments are greater with business customers because if you look at the Southwest past we didn’t offer much choice. So we’re trying to offer more choice in the future.

Part of that strategy is an acknowledgment or a recognition that if we’re trying to win business customers in Chicago you’ve got to get them to Minneapolis. You know, you’ve got to get them to New York. You got to - you have to fly them to Boston. That’s where they want to go.

And the gaping hole when we do our market surveys around the country, one of the top markets always that business customers are looking for is Atlanta, has nothing to do with the airline. It has everything to do with trying to win more customers.

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Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

Dan McKenzie: I...

Gary Kelly: We have high fare opportunities where we can go in, plug into our existing network to Atlanta and lower fares and stimulate traffic. We have that view and so does Campbell-Hill.

Dan McKenzie: Understood. No, I appreciate that answer. It’s - you know, I think you are factoring in lower fares and lower revenues. And that’s kind of what I was getting at.

But, you know, for my second question, you know, what are the status of AirTran gates Atlanta if I can just dig into growth a little bit more? Are they all common use or do they have some degree of exclusivity that Southwest would inherit?

And I guess what I’m getting at is how much visibility Southwest has with respect to its network strategy at Atlanta? And, you know, while this may be a little bit premature, you know, would Southwest ultimately want more or fewer gates there?

Laura Wright: AirTran did recently negotiate a new lease in July I believe, July or August with Atlanta which is a very good lease. And it’s one that we’re comfortable provides us ample facilities to, you know, to commit to the flights that we want to serve there in the future so...

Bob Jordan: And I would also add that just sort of absent the facility question just a bit, you know, AirTran has been retrenching just a bit and Atlanta, as they diversify they - their network outside of Atlanta.

And as Gary’s mentioned a number of times, our belief is that we have a lot of growth opportunities in Atlanta. So we have a number of cities that AirTran does not serve that we can serve from Atlanta.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

At the same time we have passengers on - that fly Southwest Airlines today that want to get to Atlanta. We have AirTran passengers flying through Atlanta that want to get to Southwest airline cities that they don’t serve.

And so we see growth in Atlanta which would be a reversal of the retrenchment that AirTran has been on the last few years.

So I see the need and sort of not knowing exactly the gate situation, I see the need for more versus less in Atlanta.

Gary Kelly: You know, and I’ve - actually I was going to move off of Atlanta with this thought. We can come back then.

We’ve done extensive due diligence as you know. I don’t recall any issues.

Laura Wright: There are plenty of gates...

Gary Kelly: Yes.

Laura Wright: ...the...

Gary Kelly: The - with Atlanta.

Laura Wright: ...fees that Bob was talking about.

Gary Kelly: But, you know, we’re spending a lot of time talking about Atlanta. We actually have we think a wonderful opportunity to grow in Milwaukee.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

We have the - arguably the most overlap with AirTran at Baltimore, Washington airport and Orlando.

But as we look at those markets we don’t believe we need to shrink there. So I don’t know that we have tremendous growth opportunities. But it’s, you know, really this whole discussion cuts both ways is where can we grow but also where is there too much?

And the nice thing again, about the way that we’ve evaluated this opportunity is we just - we don’t see anything obvious that doesn’t work although there’s a lot that we’re going to have to learn. There’s a lot we’re going to have to evaluate. I’m sure we’ll be making changes over time.

I guess the one exception to this that is known at this point is the right amendment prohibits us from serving DFW Airport. So that we understand very well and would want to be clear up front that we would not continue serving DFW.

Other than that we’ve made no - we have no premeditation if you will, about what route changes we might contemplate in terms of reducing flights. We’ve only thought about adding flights and particularly Atlanta and Milwaukee.

Operator: And we have time for one more question. We’ll go to Bob McAdoo of Avondale Partners.

Bob McAdoo: Hi guys, just a couple quickies. You mentioned Allegheny-Mohawk. Could you remind us as to what the provisions Allegheny LLPs, how that works?

Gary Kelly: Well I don’t know that beyond the basics there’s much to discuss this morning. So in other words it is the union groups have the responsibility to negotiate the seniority list.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

My understanding is that - and this will be the case for us where we have far more unionized employees than they do. About half of their employees are unionized and roughly 80% of ours are unionized.

So even where a workgroup is not represented by a union, it will still go through this process of integrating the seniority with the principle being a fare and equitable integration.

So there’s a number of things that are taken into account to live up to that principle. Clearly date of hire would be one. But also I think future career opportunities are another and your currents status. You know, where are you in the seniority pecking order at one airline versus another?

So it’s complicated and certainly not anything that’s directed by the company. But those are the principles under Allegheny-Mohawk. And then McCaskell, it was legislated in McCaskell Bon.

Bob McAdoo: Okay, I had forgotten all the pieces of Allegheny-Mohawk.

And then one last quick little thing. You’ve obviously spent some time and talked opening in the last few weeks about 737800.

Male: Yes.

Bob McAdoo: Does this complicate the thing? Does this say gee we’ve got enough other stuff, let’s back off a little on the 800 and we’re also going to have probably some access to some of these flight controlled airports or does this...

Gary Kelly: Well Bob I’m glad you asked that because again, this is not a single strategy here. We have a broader strategy that we want to unfold for the next decade where we - we have - what - in my opinion we have a better fleet plan going forward contemplating the 800 as a component.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/7:30 am CT

Confirmation # 3334246

I think it can be more cost effective on current routes. And clearly, clearly we’ll have more growth opportunities if we can bring the 800 on to the property. Said a different way, there are just some routes that we won’t fly if we don’t have the 800. And that just means fewer airplanes in that scenario.

So I don’t see that they are mutually exclusive ideas at all. I think that they are complementary.

I - you know, Bob Jordan was talking about the reservation system earlier. The reservation system is probably more significant a factor with the AirTran acquisition. But we can certainly do the 800s in addition to a new reservation system as well as an AirTran acquisition. So I think that it will be very complementary.

Operator: At this time I’d like to turn the call back for any additional or closing remarks.

Laura Wright: Thank you Felicia. Thanks everyone for joining us especially on such a short notice. And before we conclude, we did want to point you to a new Web site, lowfaresfarther.com. You can go out there and find information about the acquisition including a presentation related to today’s announcement.

And as always if you have any questions, please give us a call. The Investor Relations Team is ready and is standing by. Thanks everybody. Have a great day.

Operator: And that concludes today’s conference. Thank you for your participation.

END

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

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This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer

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